FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C., 20549

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE

SECURITIES EXCHANGE ACT OF 1934

For the month April, 2006

Commission File Number 001-15118

VIDESH SANCHAR NIGAM LIMITED

(Translation of registrant’s name into English)

Videsh Sanchar Bhavan, Mahatma Gandhi Road, Mumbai 400 001, India

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  [X]        Form 40-F  [    ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes  [    ]        No  [X]

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2 (b): 82 -             .

Registrant hereby incorporates in the report on Form 6-K the following Exhibits:

Exhibit Number	Description of Exhibit
a)	Notification to the Bombay Stock Exchange and the National Stock Exchange of India regarding details of share holding in accordance with SEBI regulations & guidelines

b)	Notification to the Bombay Stock Exchange and the National Stock Exchange of India regarding share holding pattern and quarterly compliance report for the period ending 31-March-2006

c)	Notification to the Bombay Stock Exchange and the National Stock Exchange of India Pursuant to Clause 41 of the Listing Agreement, please be advised that in respect of reporting of results for the last quarter of the financial year ended March 31, 2006, VSNL will publish audited annual results within a period of three months from March 31, 2006, at which time the unaudited results for the last quarter will also be provided.

Forward-Looking Statements

All words and statements other than statements of historical fact included in this Form 6-K (including the attached exhibits), including, without limitation, “expect”, “believe”, “plan”, “intend”, “estimate”, “anticipate”, “may”, “will”, “would” and “could” or similar words and statements concerning the registrant and its prospects, and other statements relating to the registrant’s expected financial position, business strategy, the future development of the registrant’s operations and the general economy in India, are forward-looking statements. Such statements involve known and unknown risks, uncertainties and other factors which may cause actual results, performance or achievements of the registrant, or industry results, to differ materially from those expressed or implied by such forward-looking statements. Such forward- looking statements are based on numerous assumptions regarding the registrant’s present and future business strategies and the environment in which the registrant will operate in the future. The important factors that could cause actual results, performance or achievements to differ materially from such forward-looking statements include, among others, changes in government policies or regulations of India and, in particular, changes relating to the administration of the registrant’s industry, and changes in general economic, business and credit conditions in India. Additional factors that could cause actual results, performance or achievements to differ materially from such forward-looking statements, many of which are not in the registrant’s control, include, but are not limited to, those risk factors discussed in the registrant’s various filings with the Securities and Exchange Commission, including its annual report on Form 20-F filed on October 17, 2005. These forward-looking statements speak only as of the date of this Form 6-K. The registrant expressly disclaims any obligation or undertaking to release publicly any updates or revisions to any forward-looking statement contained herein to reflect any change in the registrant’s expectations with regard thereto or any change in events, conditions or circumstances on which any such statement is based.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

VIDESH SANCHAR NIGAM LIMITED

	By:	/s/ Rajiv Dhar
	Name :	Rajiv Dhar
Date : April 18, 2006	Title :	Chief Financial Officer

EXHIBIT -1

Rishabh Nath Aditya

Deputy Company Secretary

HQ/CS/CL.24B/11955

12 April 2006

Sir,

Sub:	Details of share holding in terms of Regulation 8(3) of SEBI (Substantial Acquisition of Shares & Takeovers) Regulations 1997

Please find sent herewith details of share holding in terms of Regulation 8(3) of SEBI (Substantial Acquisition of Shares & Takeovers) Regulations 1997.

Thanking you,

Yours faithfully,

For Videsh Sanchar Nigam Limited

R.N. Aditya

To:

1)	Security Code 23624, The Stock Exchange, Mumbai. Fax No.(22) 22722061, 22721072

2)	Security Code 5251, The Asst. Manager (Listing), National Stock Exchange of India Limited. Fax Nos.: (22) 26598237/38.

3)	National Securities Depository Ltd. Fax Nos. : 2497 29 93.

4)	Mr. Vijay Bhojwani, The Bank of New York. Fax No.2204 49 42.

5)	Sharepro Services. Fax No. 2837 5646

6)	Marc H. Iyeki, Director, New York Stock Exchange, Fax No: (212) 656-5071 /72 / Madhu Kannan, Managing Director, New York Stock Exchange, Fax No: (212) 265-2016

7)	Mr. Hitendra Patil, Vice President (Operations), Central Depository Services (India) Limited. Fax : 2267 3199.

8)	Mr. Harish Abhichandani, for SEC filing requirements, Fax 1934.

Format for informing details of share holding {obtained u/r8(1) & 8(2) from acquirers** } by target Company to Stock Exchanges, in terms of Regulation 8(3) of SEBI (Substantial Acquisition of Shares & Takeovers) Regulations 1997

Name of the Target Company (Reporting company)	Videsh Sanchar Nigam Limited

Date of Reporting	13 April 2006

Name of Stock Exchanges where shares of reporting company are listed	VSNL shares are listed on Mumbai and National Stock Exchanges in India and VSNL ADRs are listed on the New York Stock Exchange.

(I) Information about persons holding more than 15% shares or voting rights (VRs)

Name of persons holding more than 15% shares or voting rights	Details of shareholding/voting rights of persons mentioned at (I) as informed u/r 8(1) to target company

Names	As on 31 March 2006 (current year)	As on 31 March 2005 (previous year)	Changes, if any, between (A) & (B)	As on record date for dividend for 2004-05	As on record date for dividend for 2003-04	Changes if any between (D) & (E)
	(A)	(B)	(C)	(D)	(E)	(F)
The Bank of New York (as depositary to VSNL’s ADR issue)	17081284	32069134	-14987850	16096584	37951756	-21855172

Total (I)	17081284	32069134	-14987850	16096584	37951756	-21855172

(II) Promoters or every person having control over a company and also persons acting in concert with him

Name of Promoters or every person having control over a company	Details of shareholding/voting rights of persons mentioned at (II) as informed u/r 8(2) to target company

Names	As on 31 March 2006 (current year)	As on 31 March 2005 (previous year)	Changes, if any, between (A) & (B)	As on record date for dividend for 2004-05	As on record date for dividend for 2003-04	Changes if any between (D) & (E)
	(A)	(B)	(C)	(D)	(E)	(F)
Panatone Finvest Limited	115738857	128250000	-12511143	122939857	128250000	-5310143
Central Government	74446885	74446885	0	74446885	74446885	0
Tata Sons Limited	10360497	4494497	5866000	4494497	4494497	0
Tata Investment Corporation Ltd	0	0	0	0	56000	-56000
Tata Power Company Limited	2575837	0	2575837	0	0	0

Total (II)	203122076	207191382	-4069306	201881239	207247382	-5366143

Persons acting in concert	Details of shareholding/voting rights of persons mentioned at (II) as informed u/r 8(2) to target company

Names	As on 31 March 2005 (current year)	As on 31 March 2004 (previous year)	Changes, if any, between (A) & (B)	As on record date for dividend for 2004-05	As on record date for dividend for 2003-04	Changes if any between (D) & (E)
	NIL	NIL	NIL	NIL	NIL	NIL
Total (III)	NIL	NIL	NIL	NIL	NIL	NIL

Grand Total (I+II+III)	220203360	239260516	-19057156	217977823	245199138	-27221315

Place: Mumbai	R.N. Aditya
Dy. Company Secretary

EXHIBIT -2

Rishabh Nath Aditya

Deputy Company Secretary

HQ/CS/CL.24B/11954

13 April 2006

Sub:	Sending Shareholding Pattern and Quarterly Compliance Report for the period ending 31 March 2006

In accordance with the Clause 35 and Clause 49 of the Listing Agreement please find attached herewith the following:

a)	Shareholding Pattern of VSNL as on 31 March 2006 (Attach “A”).

b)	Quarterly Compliance Report on Corporate Governance for the quarter ended 31 March 2006 (Attach “B”).

Thanking you,

Yours faithfully,

For Videsh Sanchar Nigam Limited

Rishabh Nath Aditya

Deputy Company Secretary

To:

1)	Security Code 23624, The Bombay Stock Exchange Limited. Fax No.(22) 22722061, 22721072.

2)	Security Code 5251, The Asst. Manager (Listing), National Stock Exchange of India Limited. Fax Nos.: (22) 26598237/38.

3)	National Securities Depository Ltd. Fax Nos. : 2497 29 93.

4)	Mr. Vijay Bhojwani, The Bank of New York. Fax No.2204 49 42.

5)	Sharepro Services. Fax No. 2837 5646

6)	Marc H. Iyeki,Director, New York Stock Exchange, Fax No: (212) 656-5071 /72 / Madhu Kannan, Managing Director, New York Stock Exchange, Fax No: (212) 265-2016

7)	Mr. Hitendra Patil, Vice President (Operations) Central Depository Services (India) Limited. Fax : 2267 3199.

8)	Mr. Harish Abhichandani,, DGM (F) for SEC filing requirements, Fax 1186

(Attach “A”)

VIDESH SANCHAR NIGAM LIMITED

	SHAREHOLDING PATTERN AS ON	31-Mar-06
Sr. No.	Category	Holding
		No. of Shares	Percentage
A.	Promoter’s holding
1	Promoters
	Indian Promoters	203122076	71.27
	Foreign Promoters	0	0.00
2	Persons acting in concert	0	0.00

	Sub –Total	203122076	71.27

B.	Non-Promoters Holding
3	Institutional Investors
a.	Mutual Funds and UTI	4216622	1.48
b.	Banks, Financial Institutions, Insurance Companies (Central/ State Govt. Institutions/Non-Government Institutions)	22803121	8.00
c.	FIIs	27528395	9.66

	Sub –Total	54548138	19.14

4	Others
a.	Private Corporate Bodies	2515751	0.88
b.	Indian Public	7585881	2.66
c.	NRIs/OCBs	144635	0.05
d.	Any other
	i ADR	17081284	5.99
	ii In transit (NSDL)	2235	0.00

	Sub Total	27329786	9.59

	GRAND TOTAL	285000000	100.00

TOTAL FOREIGN HOLDINGS

Sr. No.	Category	Holding
		No. of Shares	Percentage
1	FIIs	27528395	9.66
2	NRIs/OCBs	144635	0.05
3	ADR	17081284	5.99

	TOTAL	44754314	15.70

VIDESH SANCHAR NIGAM LIMITED

Distribution of Shareholding entities / persons holding more than 1% of paid up capital as on 31 March 2006 as per clause 35 of Listing Agreement

Sr. No.	Category	Name	Holding
			No. of Shares	Percentage
A	Premoter’s Holding
1	Indian Promoters	Panatone Finvest Limited	115738857	40.61
		Central Govt.	74446885	26.12
		TATA SONS LIMITED	10360497	3.64
		The Tata Power Company Limited	2575837	0.90
2	Persons acting in Concert

	Sub Total		203122076	71.27

B	Non Promoters Holding
3	Institutional Investors
a	Mutual Funds & UTI
b	Financial Institutions
		Life Insurance Corporation of India Limited	12715473	4.46
c	FII	Citigroup Global Markets Mauritius Private Limited	3671057	1.29

	Sub-Total		16386530	5.75

4	Others
a	Private Corporate Bodies
b	Any other (please specify)	The Bank of New York (ADR)	17081284	5.99

	Sub-Total		17081284	5.99

	Grand Total		236589890	83.01

(Attach “B”)

Name of the Company: VIDESH SANCHAR NIGAM LIMITED

Quarter ending on: 31 March 2006

Particulars	Clause of Listing agreement	Compliance Status Yes/No	Remarks
I Board of Directors	49 I
(A) Composition of Board	49(IA)	YES
(B) Non executive Directors’ compensation & disclosures	49 (IB)	YES	VSNL does not pay any remuneration to the Non-executive directors except for sitting fees within the limits stipulated by the Companies Act of 1956.
(C) Other provisions as to Board and Committees	49 (IC)	YES
(D) Code of Conduct	(49 (ID)	YES	The Board has laid the Code of Conduct and the same has been posted on the website.
II. Audit Committee	49 (II)
(A) Qualified & Independent Audit Committee	49 (IIA)	YES
(B) Meeting of Audit Committee		YES**	** VSNL has a three member Audit Committee of which two members are Independent Directors. In the meeting of the Audit Committee held on 31 January 2006, one Independent Director was present.
(C) Powers of Audit Committee 49 (IIC)	49 (IIB)	YES
(D) Role of Audit Committee	49 II(D)	YES
(E) Review of Information by Audit Committee	49 (IIE)	YES
III. Subsidiary Companies	49 (III)	YES
IV. Disclosures	49 (IV)	YES
(A) Basis of related party transactions	49 (IV A)	YES
(B) Board Disclosures	49 (IV B)	YES	The process for laying down procedures to inform the Board members about the risk assessment and minimization procedures is underway.
(C) Proceeds from public issues, rights issues, preferential issues etc.	49 (IV C)	Not Applicable
(D) Remuneration of Directors	49 (IV D)	YES
(E) Management	49 (IV E)	YES	This is a future action at the time of publishing the Directors’ Report. VSNL will comply with the requirements for the Directors’ Report 2006.
(F) Shareholders	49 (IV F)	YES
V. CEO/CFO Certification	49(V)	YES	VSNL will adhere to the requirements at appropriate time.
VI. Report on Corporate Governance	49 (VI)	YES	VSNL will adhere to the requirements at appropriate time.
VII. Compliance	49 (VII)	YES	VSNL will adhere to the requirements at appropriate time.

For Videsh Sanchar Nigam Limited

Satish Ranade

Company Secretary &

Chief Legal Officer

EXHIBIT -3

Rishabh Nath Aditya

Deputy Company Secretary

HQ/CS/CL.24B/11953

12 April 2006

Sir,

Sub : Publishing of Audited Results within 3 months from end of last quarter

Pursuant to Clause 41 of the Listing Agreement, please be intimated that in respect of results for the last quarter of the financial year 2005-06, VSNL will publish audited results within a period of 3 months from the end of the last quarter of the financial year when the limited review report will also be sent.

Thanking you,

Yours faithfully,

For Videsh Sanchar Nigam Limited

R.N. Aditya

Deputy Company Secretary

To:

1)	Security Code 23624, The Bombay Stock Exchange Limited. Fax No.(22) 22722061, 22721072.

2)	Security Code 5251, The Asst. Manager (Listing), National Stock Exchange of India Limited. Fax Nos.: (22) 26598237/38.

3)	National Securities Depository Ltd. Fax Nos. : 2497 29 93.

4)	Mr. Vijay Bhojwani, The Bank of New York. Fax No.2204 49 42.

5)	Sharepro Services. Fax No. 2837 5646

6)	Marc H. Iyeki,Director, New York Stock Exchange, Fax No: (212) 656-5071 /72 / Madhu Kannan, Managing Director, New York Stock Exchange, Fax No: (212) 265-2016

7)	Mr. Hitendra Patil, Vice President (Operations) Central Depository Services (India) Limited. Fax : 2267 3199.

8)	Mr. Harish Abhichandani,, DGM (F) for SEC filing requirements, Fax 1186